UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15-d 16 of
The Securities Exchange Act of 1934

For the month ended:  August 31, 2004

Commission File Number:  0-30314

BONTAN CORPORATION INC.

(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA

(Jurisdiction of Incorporation)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive Offices)

(416) 860 0211

(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONTAN CORPORATION INC.

(Registrant)

August 31, 2004	By: /s/ Kam Shah

Date	Chief Executive Officer and Chief Financial Officer

BONTAN CORPORATION INC.

FOR IMMEDIATE RELEASE

BONTAN CORPORATION INC. ANNOUNCES INTEROIL CORPORATION'S AMEX LISTING ANNOUNCEMENT

Toronto, August 31, 2004   --   Bontan Oil & Gas Corporation, a wholly owned subsidiary of Bontan Corporation Inc. (OTCBB: BNTNF), is pleased to announce that InterOil Corporation has announced today that it has been approved for listing on the American Stock Exchange. InterOil common shares are expected to begin trading on the American Stock Exchange on September 8, 2004 under the symbol IOC. Following this listing, InterOil's securities will continue to trade on the Toronto Stock Exchange and the Australian Stock Exchange. More information about InterOil's AMEX listing can be found at www.interoil.com.

Bontan holds 0.75% Indirect Participation Interest ("IPI") in phase one of an onshore oil exploration program in Papua New Guinea. The IPI agreement is with PNG Drilling Ventures Limited, which is a contract party to InterOil Corporation. The IPI agreement provides for the participation in a multi-well drilling program on separate and independent structures located in over 8 million exploration acres in three principle prospecting licenses in Papua New Guinea. All structures are oil-prone and each with a pre-drill estimated undiscovered resource potential of over 300 million bbl. To date, two structures, Moose and Sterling, have been subject to exploratory drilling. The Moose structure has confirmed oil shows in the secondary target (limestones).

About Bontan Corporation Inc.:

Bontan Corporation Inc. [OTCBB: BNTNF] is an international diversified natural resource company that operates and invests in major exploration prospects. Bontan is currently active in oil exploration in Papua New Guinea through its wholly-owned subsidiary Bontan Oil & Gas Corporation and in diamond exploration in Brazil through its wholly-owned subsidiary, Bontan Diamond Corporation.

Through its wholly owned subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. The company will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, please contact Kam Shah, CEO and CFO, at 416-860-0175. Visit www.bontancorporation.com for more information.

For Media Relations, contact Rob Kennedy at Current Capital Corp. at 416-860-0211 or visit www.currentcapital.com.

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.